SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)


                                ITC^Deltacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45031T872
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mark Forward Eberle
                             Curtiswood Capital, LLC
                           104 Woodmont Blvd., Ste 200
                               Nashville, TN 37205

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 16, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trace Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     397,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     397,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     397,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Curtiswood Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     167,602

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     167,602

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     167,602

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%

14.  TYPE OF REPORTING PERSON

     BD

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trace Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,602

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,602

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,602

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%

14.  TYPE OF REPORTING PERSON

     OO, HC

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Scott Nieboer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     P

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     19,031

8.   SHARED VOTING POWER

     583,633

9.   SOLE DISPOSITIVE POWER

     19,031

10.  SHARED DISPOSITIVE POWER

     583,633

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     583,633

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark Forward Eberle

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     P

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     14,535

8.   SHARED VOTING POWER

     579,137

9.   SOLE DISPOSITIVE POWER

     14,535

10.  SHARED DISPOSITIVE POWER

     579,137

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     579,137

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No. 45031T872
--------------------------------------------------------------------------------
Item 1.   Security and Issuer.

     The name of the issuer is ITC^DeltaCom, Inc. (the "Issuer"). The address of the Issuer's offices is 7037 Old Madison Pike, Huntsville, Alabama 35806. This
Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the
"Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This  Amendment to Schedule 13D is being filed  jointly by:

Trace Partners, LP, a Nevada limited partnership ("Trace"). Trace is an investment partnership.

Curtiswood Capital, LLC, a Tennessee limited liability company ("Curtiswood"). Curtiswood is registered broker-dealer.

Trace Management, LLC, a Nevada limited liability company ("Management"). Management is the general partner of Trace.

Robert Scott Nieboer, a United States citizen ("Nieboer"). Nieboer is a member and the Chief Manager of Curtiswood and Management, and also an NASD registered principal of Curtiswood.

Mark Forward Eberle, a United States citizen ("Eberle"). Eberle is a member of Curtiswood and Management, and also an NASD registered principal of Curtiswood.

Each of Trace, Curtiswood, Management, Nieboer and Eberle is a "Reporting Person" and collectively they are the "Reporting Persons".

The principal business address of each Reporting Person is 104 Woodmont Blvd., Suite 200, Nashville, TN 37205.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  S ource and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by Trace and Curtiswood came from the working capital of each, and as to Nieboer and Eberle, from personal funds. No funds were borrowed for the specific purpose of purchasing the Shares. The general working capital of Trace and Curtiswood includes funds borrowed in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons, together with Rehan Jaffer, H Partners Capital, LLC, H Partners Management, LLC, H Partners, LP, Vikas Tandon, Joshua Tree Capital Partners, LP, Joshua Tree Capital Management, LP and Joshua Tree Capital Management, LLC formed a group for Section 13D purposes (the "Group") on June 18, 2007. The Group was formed for a specific purpose that has since been successfully achieved and, therefore, the Group no longer exists and the members of the Group are no longer acting together for that or any other purpose that would constitute a group.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:

Trace is the beneficial owner of 397,000 Shares representing 2.1% of such class of securities, based upon the 18,766,942 Shares (the "Outstanding Shares") reported to be outstanding as of March 31, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission. Trace has shared voting power and shared dispositive power with respect to such Shares. Trace does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Curtiswood is the beneficial owner of 167,602 Shares representing 0.9% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Curtiswood does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Management is the beneficial owner of 564,602 Shares representing 3.0% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Management does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Nieboer is the beneficial owner of 583,633 Shares representing 3.1% of the Outstanding Shares. Nieboer has the sole voting power and sole dispositive power with respect to 19,031 Shares to which this filing relates, being less than 1% of the Outstanding Shares. Nieboer has shared voting power and shared dispositive power with respect to 583,633 Shares, representing 3.1% of the Outstanding Shares.

Eberle is the beneficial owner of 579,137 Shares representing 3.1% of the Outstanding Shares. Eberle has the sole voting power and sole dispositive power with respect to 14,535 Shares to which this filing relates, being less than 1% of the Outstanding Shares. Eberle has shared voting power and shared dispositive power with respect to 579,137 Shares, representing 3.1% of the Outstanding Shares.

The information required by Section 5(c) regarding transactions in the Outstanding Shares by the Reporting Persons since their last Schedule 13D filing is set forth in Exhibit B.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his or its pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On July 16, 2007, in connection with the proposed recapitalization transactions (the "Recapitalization") described in the Issuer's Current Report on Form 8-K filed on June 14, 2007 (the "June Form 8-K"), the Issuer entered into an agreement (the "Purchase Agreement"), with H Partners LP, Joshua Tree Capital Partners and Trace Partners, LP (collectively, the "Purchasers"), pursuant to which the Issuer has agreed to issue and sell to the Purchasers 412,215 shares of a new issue of the Issuer's 6% Series H Convertible Redeemable Preferred Stock, par value $0.01 per share (the "Series H preferred stock"), at a purchase price of $100 per share for an aggregate purchase price of approximately $41.2 million. Subject to the satisfaction of closing conditions specified in the Purchase Agreement, the Issuer will issue and sell the Series H preferred stock to the Purchasers on the date on which the Issuer consummates the Recapitalization and related transactions described in the June Form 8-K (the "Recapitalization Closing Date"). Each Purchaser is currently a common stockholder of the Issuer.

     The Issuer has agreed in the Purchase Agreement to seek to make a rights offering of its common stock (the "Rights Offering") as soon as reasonably practicable after the Recapitalization Closing Date. Pursuant to the Rights Offering, which the Issuer will register under the Securities Act of 1933, as amended (the "Securities Act"), the Issuer will offer to holders of each share of its common stock on the applicable record date non-transferable rights (the "Rights") to purchase 1.18 shares of common stock per Right (the "Subscription Ratio") at a purchase price of $3.03 per share, for an aggregate purchase of up to 13,604,455 new shares of common stock. The Subscription Ratio will be subject to adjustment if the number of shares of common stock outstanding immediately after consummation of the Recapitalization and related transactions differs from the number of shares estimated as of the Purchase Agreement date to be then outstanding. The Purchase Agreement provides that certain common stockholders of the Issuer will not participate in the Rights Offering, including investment funds affiliated with Welsh, Carson, Anderson & Stowe and investment funds sponsored by Tennenbaum Capital Partners, LLC, which will receive shares of common stock in the Recapitalization and related transactions as described in the June Form 8-K, and certain members of the Issuer's executive management.

     The Purchase Agreement provides that the aggregate purchase price payable to the Issuer upon exercise of all of the Rights may not exceed the $41.2 million purchase price for the Series H preferred stock. The Issuer will redeem the outstanding shares of the Series H preferred stock with the proceeds of the Rights Offering at a redemption price of $100 per share. Any shares of Series H preferred stock that are not redeemed from the proceeds of the Rights Offering will mandatorily and automatically convert into 33 shares of common stock at the earlier of the conclusion of the Rights Offering or January 31, 2008. If all of the Rights are exercised, the Series H preferred stock would be redeemed in full and, based on the number of shares of common stock and common-stock equivalents estimated to be outstanding immediately after consummation of the Recapitalization and related transactions, the Issuer estimates that the minority stockholders would increase their ownership of the common stock from approximately 20.8% to approximately 23.5% on a fully diluted basis. If the Rights Offering is not consummated by a date that will permit redemption of some or all of the Series H preferred stock before January 31, 2008, the Purchasers of the Series H preferred stock on January 31, 2008, will receive all of the shares of common stock issuable upon conversion of the preferred stock.

     The Series H preferred stock will rank senior to the common stock and each other class of capital stock or series of preferred stock of the Issuer with respect to dividend rights and distributions upon the liquidation, dissolution or winding up of the Issuer. Each share of Series H preferred stock will have a stated liquidation preference of $100 and will be entitled to receive cash dividends at an annual rate of 6% from the date of issue until such time as each share of Series H preferred stock is redeemed by the Issuer or converted into common stock, as described above. The Issuer will not have any right to redeem any of the Series H preferred stock other than from the proceeds of the Rights Offering. Holders of the Series H preferred stock will be entitled to vote together with the holders of the common stock as a single class on all matters submitted to a vote of the Issuer's stockholders, including the election of directors. With specified exceptions to permit the Recapitalization, the affirmative vote of the holders of a majority of the outstanding shares of the Series H preferred stock will be required to authorize the Issuer to pay dividends on, or to purchase or otherwise redeem, shares of any other class of the Issuer's capital stock.

     The closing of the sale of the Series H preferred stock, as well as the registration of the Rights Offering, is conditioned on consummation of the Recapitalization (after giving effect to the modifications described herein) and related transactions and other customary financing conditions. It also is a condition to the sale of the Series H preferred stock that the Issuer redeem half of its outstanding 8% Series A Convertible Redeemable Preferred Stock for approximately $11 million and convert the balance of the Series A preferred stock into approximately 1.7 million shares of common stock.

     The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit A      Joint Filing Agreement

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons since the last Schedule 13D filing is filed herewith as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 24, 2007
-----------------------
(Date)

Trace Partners, L.P.


By /s/ Scott Neiboer
   --------------------------------------------
   Scott Nieboer for Trace Management, LLC,
   its General Partner

Trace Management, LLC


By /s/ Scott Neiboer
   --------------------------------------------
   Scott Nieboer, Chief Manager


Curtiswood Capital, LLC


By /s/ Scott Neiboer
   --------------------------------------------
   Scott Nieboer, Chief Manager


   Robert Scott Nieboer


   By /s/ Scott Neiboer
      -----------------------------------------
      Scott Nieboer


   Mark Forward Eberle


   By /s/ Mark Eberle
      -----------------------------------------
      Mark Eberle

                                                                     Exhibit A


                                    AGREEMENT

     The undersigned agree that this Amendment No. 3 to Schedule 13D dated July 24, 2007 relating to the Common Stock, par value $.01 of ITC^DeltaCom, Inc. shall be filed on behalf of the undersigned.

Trace Partners, L.P.


By /s/ Scott Neiboer
   --------------------------------------------
   Scott Nieboer for Trace Management, LLC,
   its General Partner

Trace Management, LLC


By /s/ Scott Neiboer
   --------------------------------------------
   Scott Nieboer, Chief Manager


Curtiswood Capital, LLC


By /s/ Scott Neiboer
   --------------------------------------------
   Scott Nieboer, Chief Manager


   Robert Scott Nieboer


   By /s/ Scott Neiboer
      -----------------------------------------
      Scott Nieboer


   Mark Forward Eberle


   By /s/ Mark Eberle
      -----------------------------------------
      Mark Eberle



July 24, 2007

                                                                      Exhibit B



                     Schedule of Transactions in the Shares


           Trade Date       Transaction        Quantity       Price
           ----------       -----------        --------       -----
            06-16-07           Sale             500,000*     7.15000

   * By Trace Partners, LP


SK 02642 0006 790422 v2